08025515

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
FEB 27 2008
Washington, DC
101

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18148

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SOUTH TEXAS SECURITIES CO.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13027 TAYLORCREST, P O BOX 79626
(No. and Street)

HOUSTON (City) TX (State) 77279 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

F E HARTUNG 713-464-7076
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HAROLD N. MAY & CO., P.C.
(Name – *if individual, state last, first, middle name*)

800 WEST SAM HOUSTON PARKWAY, BOX 79283 (Address) HOUSTON (City) TX (State) 77279 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frank E. Hartung, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SOUTH TEXAS SECURITIES CO., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, ~~except as follows:~~

Frank E Hartung
Signature

Managing Partner
Title

KATHERINE TURKIN
Notary Public, State of Texas
My Commission Expires
October 06, 2010

Katherine Turkin 2-20-08
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DECEMBER 31, 2007 STATEMENT OF FINANCIAL CONDITION
SOUTH TEXAS SECURITIES CO. (A PARTNERSHIP)

ASSETS:	
Cash	$ 102,876
Receivables from brokers or dealers	24,653
Securities	80,914
TOTAL ASSETS	$ 208,443
	=======
PARTNERS' Capital	208,443
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 208,443
	=======

Note 1: Accounting Policies. Security Transactions are recorded on settlement dates. Securities are valued at market. No provision has been made for federal income taxes, as each partner is responsible individually for applicable taxes.

Note 2: The Company's net capital and net capital requirement under SEC Rule 15c3-1 were $179,563 and $100,000 respectively.

HAROLD N. MAY & CO., P.C.
P.O. BOX 79283
HOUSTON, TEXAS 77279-9283

South Texas Securities Co., Houston, Texas

We have examined the statement of financial condition of South Texas Securities Co. (a partnership) as of December 31, 2007. Our examination was made in accordance with generally accepted auditing standards and accordingly included such tests of the accounting records and such other auditing procedures as we deemed necessary in the circumstances.

In our opinion, the statement of financial condition fairly presents the financial position of South Texas Securities Co. as of December 31, 2007, in accordance with generally accepted accounting principles consistently applied.

HAROLD N. MAY
Certified Public Accountant
February 20, 2008

A copy of the Statement of Financial Condition of the most recent annual examination report of South Texas Securities Co. pursuant to S.E.C. Rule 17a-5 is available for examination at the office of the Company and at the regional office of the S.E.C., Fort Worth, Texas.

ASSETS

Consolidated ◯ [0198] Unconsolidated ◉ [0199]

	Allowable	Non-Allowable	Total
1. Cash	102,876 [0200]		102,876 [0750]
2. Receivables from brokers or dealers:			
A. **Clearance account**	10,488 [0295]		
B. **Other**	[0300]	14,165 [0550]	24,653 [0810]
3. Receivables from non-customers	[0355]	[0600]	0 [0830]
4. Securities and spot commodities owned, at market value:			
A. **Exempted securities**	[0418]		
B. **Debt securities**	[0419]		
C. **Options**	[0420]		
D. **Other securities**	80,914 [0424]		
E. **Spot commodities**	[0430]		80,914 [0850]
5. Securities and/or other investments not readily marketable:			
A. **At cost** [0130]			
B. **At estimated fair value**	[0440]	[0610]	0 [0860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
A. **Exempted securities** [0150]			
B. **Other securities** [0160]			

7.	Secured demand notes market value of collateral:		[0470]	[0640]	0 [0890]
	A. **Exempted securities**	[0170]			
	B. **Other securities**	[0180]			
8.	Memberships in exchanges:				
	A. **Owned, at market**	[0190]			
	B. **Owned, at cost**			[0650]	
	C. **Contributed for use of the company, at market value**			[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships		[0480]	[0670]	0 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		[0490]	[0680]	0 [0920]
11.	Other assets		[0535]	[0735]	0 [0930]
12.	TOTAL ASSETS		194,278 [0540]	14,165 [0740]	208,443 [0940

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	0 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	0 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders [0990]			

C.	Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
	1. from outsiders [1000]			
	2. Includes equity subordination (15c3-1(d)) of [1010]			
D.	Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E.	Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.	TOTAL LIABLITIES	0 [1230]	0 [1450]	0 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners [1020])	208,443 [1780]
23.	Corporations:	
	A. Preferred stock	[1791]
	B. Common stock	[1792]
	C. Additional paid-in capital	[1793]
	D. Retained earnings	[1794]
	E. Total	0 [1795]
	F. Less capital stock in treasury	[1796]
24.	TOTAL OWNERSHIP EQUITY	208,443 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	208,443 [1810]

END